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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 16, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BYLAWS

FIBRIA CELULOSE S.A.

CHAPTER I — CORPORATE NAME, REGISTERED OFFICE, DURATION AND PURPOSE

Article 1 — The corporation, FIBRIA CELULOSE S.A., organized as a publicly held company, shall be governed by these Bylaws and applicable provisions of the law.

Paragraph 1 - With the admission of the Company to the special listing segment named Novo Mercado, of the BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”), the Company, its shareholders, administators and members of the Fiscal Council, when installed, are subject to the provisions of the Novo Mercado Listing Rules (“Novo Mercado Rules”).

Paragraph 2 - The provisions of the Novo Mercado Rules shall prevail over the statutory provisions, in case of prejudice to the rights of the recipients of the public offers provided in these Bylaws.

Article 2 — The Company has its registered office and jurisdiction in the City and State of São Paulo at Alameda Santos, 1357, 6th floor, and is authorized to open branches, establishments and offices in any part of Brazil or abroad.

Article 3 — The Company shall have an indeterminate term of duration.

Article 4 — The Company’s purpose is: a) the industry and trading, both of a wholesale  and retail nature, of pulp, paper, cardboard and any other byproducts of these materials, whether proprietary or of third parties; b) the trading, both of a wholesale and retail nature, of products used for graphics in general; c) the exploration of all industrial and commercial activities directly or indirectly related with its corporate purpose; d) the import of goods and assets related to its corporate purposes; e) the export of own products and those of third parties; f) representation for its own account or for third parties; g) the participation in other companies in Brazil or abroad, irrespective of its form or purpose, as a partner, quotaholder or shareholder; h) the provision of services of administrative, organizational and financial control on behalf of affiliated companies or third parties; i) the management and implementation of forest and reforestation projects on its own behalf or on behalf of third parties, including the management of all agricultural activities enabling the production, supply and distribution of raw materials for the manufacture of pulp, paper, cardboard and any other byproducts of these materials; and j) the provision of technical services of a consultancy and advisory nature to its controlled companies and to third parties.

CHAPTER II — CAPITAL STOCK AND SHARES

Article 5 — The capital stock, completely subscribed for and paid-in, is of R$ 9.740.771.179.59 (nine billon, seven hundred forty million, seven hundred seventy seven thousand, one hundred seventy- nine Reais and fifty nine cents) divided into 553.934.646 (five hundred fifty three million, nine hundred thirty four thousand, six hundred forty six) common shares, which are all registered in book-entry form, with no par value.

Paragraph 1 — The capital stock shall consist exclusively of common shares, the issuance of preferred shares being prohibited.

Paragraph 2 — The shares shall be indivisible before the Company and each common share shall correspond to one vote in the decisions taken at the Shareholders’ Meetings.

Paragraph 3 — The shareholders shall have preemptive rights in the subscription of shares in increases of the capital stock, in proportion to the shares they hold.

Paragraph 4 — The new shares resulting from any increase in the capital stock shall be entered and credited to the deposit accounts maintained in the shareholders’ names by the custodian within a maximum term of sixty (60) days, as from the date of publication of the respective Shareholders’ Meeting.

Paragraph 5 — The issuance of founders’ shares is forbidden.

Article 6 — The capital stock may be increased, on the terms of Article 168 of Law No. 6404/76, through the issuance of up to 150.000.000 (one hundred fifty million) new common shares, by resolution of the Board of Directors, irrespective of any amendment to the Bylaws.

Paragraph 1 - It shall be incumbent upon the Board of Directors to establish the price and the number of shares to be issued, as well as the term and the conditions for payment in, but subscription through the contribution of assets shall be contingent upon approval of the appraisal report by the Shareholders’ Meeting, under the terms of the law.

Paragraph 2 — Within the limit of authorized capital, the Board of Directors may:

a) resolve on the issuance of warrants (bônus de subscrição);

b) based on the plan approved by the Shareholders’ Meeting, grant options to the officers or employees of the Company for the purchase of the Company’s shares, or of a company that it controls, and the shareholders shall have no preemptive right for acquisition of such shares, provided that the annual limit for options is 1% (one percent) of the capital stock and the cumulative limit for all options granted is 5% (five percent); and

c) approve an increase of the coporate capital by means of capitalization of profits or reserves, with or without the issuance of shares.

Paragraph 3 — The issuance of shares and debentures convertible into shares, or warrants (bônus de subscrição), whose placement is effected by means of a sale in a stock exchange or by a public subscription offering, may exclude the preemptive right of the existing shareholders or may reduce the term for the exercise thereof.

Paragraph 4 — The exclusion of the preemptive right to the existing shareholders or the reduction of the term for exercise thereof shall not apply to the issuance of debentures that are convertible into shares and of warrants (bônus de subscrição), if the latter are ascribed as an additional advantage to subscribers of shares or of debentures that are convertible into shares.

CHAPTER III — MANAGEMENT

Article 7 — The Company shall be managed by a Board of Directors and a Board of Executive Officers, with powers and duties conferred to them by the law and by these Bylaws.

Paragraph 1 — Without prejudice to the other duties set forth herein and in the law, the managers newly elected to the Company (Officers and members of the Board of Directors) shall, before taking office, sign the Consent Term of the Managers to the Contract to Participate in the Novo Mercado executed by the Company, its controlling shareholders and administrators and the BM&FBovespa, through which they agree to comply with the rules set forth therein.

Paragraph 2 — The positions of Chairman of the Board of Directors and of the Chief Executive Officers of the Company may not be held by the same person.

SECTION I — BOARD OF DIRECTORS

Article 8 — The Board of Directors is composed of, at least, 5 (five) and up to 9 (nine) effective members and an equal number of alternates, elected by the Shareholders’ Meeting, with an unified term of office of two (2) years, beginning on the date of the signature of the competent term of office in the proper book.

Paragraph 1 — At least 20% of the members of the Board of Directors elected (and their respective alternates) shall be Independent Directors, as defined by the Novo Mercado Listing Rules, and expressly identified as such in the minutes of the General Meeting that elected them.

Paragraph 2 - The member(s) of the Board of Directors elected by the cumulative voting mechanism provided for in article 141, paragraphs 4 and 5 of Law no. 6.404/76 shall be considered independent.

Paragraph 3 — When application of the percentage defined in Paragraph 1 above results in a fractional number of members of the Board of Directors, it shall be rounded up to the : (i) immediately higher whole number if the fraction is equal to or greater than 0.5 (five tenths); or (ii) immediately lower whole number if the fraction is less than 0.5 (five tenths).

Paragraph 4 — Upon election of the members of the Board of Directors and their respective alternates, irrespective of the election process adopted, any shareholder that wishes to indicate a candidate and/or the respective alternate that are not a part of the Board of Directors shall notify the Company accordingly in writing at least 10 (ten) days prior to the meeting, providing the name, qualifications, and professional resumé of each candidate and attaching to such notification a term signed by the candidate attesting to its acceptance to compete for the position. As soon as it receives this notification, the Company shall send the name, qualifications and professional resumé of the candidate(s) to the Stock Exchange, post the information on the Company’s webpage and making it available to shareholders at the headquarters of the Company.

Paragraph 5 - Except in the case of election by cumulative voting mechanism, the candidate and/or alternate indicated by any shareholder pursuant to Paragraph 4 above shall necessarily be part of a proposed plate in accordance to Article 16, Paragraphs 2 and 3.

Article 9 — The members of the Board of Directors are eligible for reelection, and if they are not reelected, they shall remain in their positions until their substitutes take office.

Article 10 — The Board of Directors shall have a Chairman and may have a Vice- Chairman, appointed by the same Shareholders’ Meeting which elects the members of the Board of Directors, or by a meeting of the Board of Directors itself.

Article 11 — While observing Article 16 hereof, effective members and their alternates of the Board of Directors shall be elected by the simple majority of votes of the shareholders present at the Meeting.

Sole Paragraph — The investiture of the members Board of Directors and the Board of Directors members will be subject to the prior execution of the Term of Consent of the Managers in accordance with the Novo Mercado Rules, as well as the compliance to the applicable legal requirements.

Article 12 — Substitution of the members of the Board of Directors, either on a temporary basis or as a result of vacancy for the office, shall be conducted as follows:

I. If there should be an impairment of a regular member, his/her deputy member shall assume the post until such time as the impediment ceases;

II. If there should be a vacancy for the office of regular member, his/her deputy member shall assume until the first Ordinary Shareholders’ Meeting is held, which meeting shall elect the substitute;

III. In the event of vacancy, either simultaneous or successive, of the offices of regular member and relevant deputy member, the other members of the Board of Directors shall designate their alternates, who shall serve until the first Shareholders’ Meeting, when their alternates shall be elected on a definite basis;

IV. In the event of temporary absence or impediment of the Chairperson of the Board, his/her functions shall be exercised on a temporary basis by the Vice- Chairperson of the board; and

V. In the event of vacancy for the office of Chairperson of the Board of Directors, the Vice-Chairperson of the Board shall assume as Chairperson of the body on an interim basis and shall immediately call a Shareholders’ Meeting to fill the vacant office and for the election of a new Chairperson of the Board of Directors.

Article 13 — The Board of Directors shall ordinarily meet four (4) times a year, and on a special basis at any time whatsoever, pursuant to the statutory needs or when the corporate interests so require.

Sole Paragraph — Members may participate in meetings of the Board of Directors, through teleconference, videoconference or other means of communication that permits the identification of the member and the simultaneous communication of the other participants in the meeting. In such cases, the members of the Board of Directors shall be considered to be present at the meeting and shall sign the corresponding minutes.

Article 14 — The Board of Directors’ meetings shall be presided over by its Chairman or another board member appointed by those present and any person appointed by these shall act as secretary. The minutes of the respective meetings shall be transcribed in the proper book.

Article 15 — A Board meeting is in order with one half plus one of its members, with resolutions being passed by a simple majority of votes of the members present, and the Chairman or his alternate, besides his own vote, shall have the casting vote in the case of a tie.

Article 16 — Except if a cumulative voting process is adopted under the terms of Paragraphs 5 to 7 below and article 141 of Law no. 6.404/76, the election of the members of the Board of Directors shall be conducted under a system of tickets, whereby individual voting on candidates shall not be allowed.

Paragraph 1 — There shall always be nomination for reelection, by proposal of the Board of Directors, for a ticket made up of the members of the Board, with observance of the following rules:

a) if any member of the Board should cease to belong to the ticket, by his/her decision or due to impairment, the Board of Directors shall fill the vacancy;

b) the Company’s management, by no later than 30 days prior to the date scheduled for the Shareholders’ Meeting, shall send to the Stock Exchange, shall insert in the site in the worldwide computer web and shall make available for the shareholders at the Company’s headquarters, a document with the names, qualifications and résumés of the candidates for members that make up the ticket established on the terms of this Paragraph.

Paragraph 2 — Any other shareholder, or group of shareholders, has the right of proposing another ticket for the Board of Directors, with observance of the following rules:

a) the proposal shall be notified in writing to the Company by no later than ten days prior to the date for which the Shareholders’ Meeting has been called, and it shall not be permitted to present more than one ticket by the same shareholder or group of shareholders;

b) the notice shall contain the information and documents mentioned in item (b), Paragraph 1 of Article 16, with specification of the members, as well as an agreement signed by the candidates attesting to his acceptance to compete for the position;

c) as soon as it receives, from any shareholder (or group of shareholders) a proposed alternative ticket as provided for under (b) immediately above, management of the Company shall send to the Stock Exchange, shall insert in the site in the worldwide computer web and shall make available for the shareholders at the Company’s headquarters, a document with the names, qualifications and résumés of the candidates for members that make up the alternative ticket presented.

Paragraph 3 — A person may belong to two or more different tickets, including the one referred to in Paragraph 1.

Paragraph 4 — Each shareholder may only vote on one ticket; the candidates of the ticket that receive the greatest number of votes in the Shareholders’ Meeting shall be declared elected.

Paragraph 5 - For the election of the members of the Board of Directors, shareholders that represent the minimum percentage established in the main clause of article 141 of Law no. 6.404/76 (as per the reduction in such percentage included in CVM Instruction 165/91, as amended by CVM Instruction 282/9 8) shall have the right to request the adoption of the multiple voting process by no later than 48 hours prior to the date for which the Shareholders’ Meeting is called.

Paragraph 6 — Immediately upon receiving the request, the Company shall publish a notice to the shareholders communicating that (i) the election shall be conducted by the multiple vote process, and (ii) the candidates for sitting members of the Board of Directors shall be members of the tickets referred to in Paragraphs 1 and 2 of this Article, and any candidates that have been designated by any shareholder, while observing the provisions of Article 8, Paragraph 4 of these Bylaws.

Paragraph 7 — If cumulative voting is requested, each shareholder shall have the right of accumulating the votes on one single candidate, or to distribute them among several candidates. The members that receive the greatest number of votes shall be declared elected.

Article 17 — Besides the other attributions provided for in these Bylaws, it is incumbent on the Board of Directors to:

I — set the Company’s general business policy;

II — elect, remove from office at any time, and substitute members of the Board of Executive Officers, assigning their respective duties;

III — establish criteria for individual distribution of compensation approved by the Shareholders’ Meeting, among its own members and those of the Board of Executive Officers;

IV — oversee the activities of the Board of Executive Officers and the Executive Officers;

V — convene the Shareholders’ Meetings in cases required by law or when they are deemed appropriate;

VI — approve expansion plans;

VII — authorize the distribution of interim dividends as an advance on the annual dividends;

VIII — approve the payment or crediting of interest on equity to the shareholders;

IX — choose and remove the independent auditors;

X — set the issuance price of the shares for the increase in capital stock by public or private subscription, and setting the other conditions of such issuance;

XI — prepare and present to the Shareholders’ Meeting the annual report of corporate activities, with supporting financial statements legally required in each fiscal year;

XII — resolve on issuances of shares and warrants to subscribe for shares within the authorized limit pursuant to Article 6;

XIII — submit to the Shareholders’ Meeting a proposal for a plan for granting share options to the Company’s officers or employees;

XIV — authorize (a) the acquisition of the Company’s own shares for cancellation or maintaining them in treasury, and (b) for subsequent sale of shares held in treasury;

XV — authorize the disposition or encumbrance of the Company’s properties in amounts above R$20,000,000.00 (twenty million reais), in the year;

XVI — authorize providing guarantees in favor of third parties, except those provided in favor of companies or entities controlled by the Company, whether in isolation or together, which will be independent of authorization by the Board of Directors;

XVII — authorize the execution of any legal affairs binding the Company, or exonerating third parties from liability to it, when the amounts involved are more than R$120,000,000.00 (one hundred twenty million reais), subject to the provisions of item XVIII of this Article;

XVIII — authorize the execution of any legal matters between the Company and its subsidiaries, on the one hand, and any related parties, on the other, when the amounts involved exceed R$20,000,000.00 (twenty million reais) per year;

XVIII — authorize the execution of any legal matters between the Company and its subsidiaries, on the one hand, and any related parties, on the other, when the amounts involved exceed R$20,000,000.00 (twenty million reais) per year;

XIX — resolve on the issuance of promissory notes (commercial papers), for public distribution in Brazil, determining: (i) the issuance amount and the division into series thereof, (ii) quantity and face value, (iii) conditions of remuneration and indexation, (iv) period of maturity of the notes, (v) guarantees, (vi) statement to prove compliance with the legal limits, (vii) place of payment, (viii) contracting of services related to the issuance;

XX — in order to observe best practices of Corporate Governance, approve the creation of Committees (including a Financial Committee), as well as the respective regulations which shall contain, along with other matters of interest to the Company, specific rules relating to the work, competence, remuneration and procedures;

XXI - to define a three-name list of institutions or companies specialized in the economic valuation of companies in order to prepare an appraisal report for the purposes of tender offers provided for in Chapters VIII and X of these Bylaws; and

XXII — to manifest in favor of or contrary to any public tender offer which have as object the Company’s shares, through a previous motivated opinion, issued until 15 (fifteen) days after the publication of the notice of the  public tender offer, which should address, at least (i) the convenience and opportunity of the public tender offer with respect to the interest of all shareholders and in relation to the liquidity of the securities their members hold; (ii) the repercussion of the public tender offer on the interests of the Company; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other matters that the Board of Directors deems appropriate, as well as the information required by the applicable rules established by CVM; and

XXIII — define the list of three specialized firms in economic valuation of companies to present the appraisal report of the Company’s shares, in cases of public offers for the delisting of the Company or to exit from the Novo Mercado.

Article 18 — The Board of Directors shall appoint among its members, a member who shall accumulate the duties of Investor Relations Officer, with the duty of providing necessary information to the investors, the Stock Exchanges and the Brazilian Securities Commission — CVM.

SECTION II — BOARD OF EXECUTIVE OFFICERS

Article 19 — The Board of Executive Officers shall be made up of at least three (3) and a maximum of ten (10) members, shareholders or not, elected by the Board of Directors, with a one (1)-year term of office, eligible for reelection, being one Chief Executive Officer and the others with no specific designation.

Paragraph 1 — The Executive Officers are exempt from pledging or collateralizing shares.

Paragraph 2 — The investiture in the position of Executive Officer is effected upon execution of the investiture deed drawn up in the register of Minutes of the Board of Executive Officers, observed the provision of article 11, sole paragraph, of these Bylaws.

Paragraph 3 — After expiration of the period for which they were elected, the Executive Officers shall continue to exercise their responsibilities until the election and investiture of their elected alternates.

Paragraph 4 — In the case of a vacancy or permanent impairment of an Executive Officer, the Board of Directors shall elect an alternate to conclude the term of office of the officer being replaced.

Paragraph 5 — In the absence or temporary impairment of an Officer, the Chief Executive Officer shall appoint from among the Executive Officers, one who shall temporarily accumulate the duties of the absent or impaired Officer.

Paragraph 6 — The Executive Officers shall receive the compensation that shall be set for each one individually by the Board of Directors.

Article 20 — The Board of Executive Officers shall meet when necessary to decide on matters within its powers, established in law or in the Bylaws.

Paragraph 1 — The meetings of the Board of Executive Officers shall be presided over by the Chief Executive Officer. In his absence and in the lack of an appointee pursuant to Article 24, the remaining Executive Officers shall immediately elect one of their members to preside over the meeting.

Paragraph 2 — The resolutions of the Board of Executive Officers shall be drawn up in the minutes and transcribed in the proper book.

Paragraph 3 — The meetings of the Board of Executive Officers shall be called to order with the attendance of at least the majority of its members.

Paragraph 4 — The decisions of the Board of Executive Officers shall be taken on a simple majority and in the case of a tie, the Chief Executive Officer shall have the casting vote.

Article 21 — The following is incumbent on the Board of Executive Officers, subject to the provisions in Articles 23 and 26:

I — to exercise the broadest and general management powers and represent the Company in legal acts in general within the limits established in the law and in these Bylaws;

II — previously authorize, in a meeting of the Board of Executive Officers:

(a) establishing branches of offices provided for in Article 2 of these Bylaws;

(b) executing any legal business binding the Company, or exonerating third parties from liability to it, including granting aval guarantees, sureties and any other personal or in rem guarantees, when the amounts involved are greater than R$20,000,000.00 (twenty million reais) in the year, subject to the express authorization of the Board of Directors in the cases provided for in items XIV - XVIII of Article 17 of these Bylaws;

(c) creating subsidiaries or investing in other companies, except those arising from tax incentives.

Article 22 — The active and passive representation of the Company to perform any acts as well as to sign any legal agreements, with due regard for the exclusive powers of the Board of Directors and the Board of Executive Officers provided for in these Bylaws and subject to the need for authorization from those bodies as provided in Article 17, items XIV - XVIII, and in Article 21, II of these Bylaws, shall be made upon the joint signature of two Executive Officers, or one Executive Officer and one attorney-in-fact, or even two attorneys-in-fact, who are legally appointed and with specific powers.

Paragraph 1 — Except as provided in these Bylaws, the Company may be represented by a single Executive Officer or attorney-in-fact (i) in practicing acts of simple administrative routine, including practices before general public offices, instrumentalities, public companies, public-private companies, the Board of Trade, Labor Justice, Social Security, FGTS and their collecting banks, (ii) together with concessionaires or permit holders of public services, in acts that do not involve assuming obligations or in relieving the obligations of third parties, (iii) in preserving its rights in administrative or any other proceedings, and in complying with its tax, labor or pension obligations, (iv) in endorsing instruments for effects of collecting or depositing in the Company’s bank accounts and (v) for purposes of receiving subpoenas, citations, notices or summonses, or even for representing the Company in Court.

Paragraph 2 — The attorneys-in-fact shall be appointed by special act, signed by two Executive Officers, specifying the powers and definite term of validity, except when granted to professionals for general jurisdictional purposes, with the “ad judicia et extra” clause, or to defend the Company’s interests in administrative proceedings.

Article 23 — The following shall be incumbent on the Chief Executive Officer: a) to convene and preside over meetings of the Board of Executive Officers; b) comply with, and ensure that others comply with these Bylaws, the resolutions of the Shareholders’ Meetings and the resolutions of the Board of Directors and Board of Executive Officers; c) coordinate and supervise the activities of the members of the Board of Executive

Officers for the purpose of ensuring that the activities of all are compatible with the Company’s interests.

Article 24 — The Chief Executive Officer shall be replaced in his absence or impairment for another Executive Officer appointed by him either in writing or verbally. The alternate shall exercise all the duties of the Chief Executive Officer pursuant to these Bylaws.

Article 25 — It is incumbent on the Executive Officers to assume the individual liability for supervising and controlling the activities inherent to their respective areas besides the duties that shall be attributed to them by the Board of Directors and by the Chief Executive Officer.

Article 26 — The Investor Relations Officer shall: a) manage the shares policy; b) represent the Company before supervision bodies and domestic or international entities of the market where its securities are listed, particularly CVM (Brazilian Securities Commission) and BM&FBOVESPA (São Paulo Stock Exchange); c) represent the Company before the investing public and provide all pertinent information; d) take acts for keeping the publicly-held company registration with CVM duly updated; and e) perform other activities assigned thereto by the Chief Executive Officer.

CHAPTER IV — FISCAL COUNCIL

Article 27 — The Fiscal Council shall not operate permanently and shall only be installed upon request by the Shareholders, pursuant to the applicable law. Once installed, the Fiscal Council shall be comprised of three (3) to five (5) incumbent members and same number of alternates, elected by the Shareholders’ Meeting, and shall be governed by applicable law and regulations, by these Bylaws and its Corporate Regulations.

Paragraph 1 — The members of the Fiscal Council shall be invested in their respective duties by means of signing an agreement of position, inscribed in the minutes book for meetings of the Fiscal Council, as well as the Instrument of Consent of Members of the Fiscal Council, as provided for in the Novo Mercado Listing Regulations.

Paragraph 2 — The incumbent members of the Fiscal Council are entitled to a compensation fixed by the Shareholders’ Meeting, thus respecting the legal minimum limit, and may not receive any other compensation from the Company, from a company controlled or affiliated thereby, except if such other compensation arises from or is related to services provided to the Company prior to such election or if such other compensation does not jeopardize the duty of member of the Fiscal Council.

Paragraph 3 — The Fiscal Council shall be comprised only of persons who fulfill the requirements provided for in the law and regulations.

Paragraph 4 — In the event of vacancy of any member in the Fiscal Council, the respective alternate shall exercise such office.

Paragraph 5 — The members of the Fiscal Council shall exercise their office based on loyalty, care and information duties provided for in the law and regulations.

Paragraph 6 — The Fiscal Council, once installed, may, for the exercise of its duties, meet with management and the Company’s internal accountants and independent auditors.

Paragraph 7 — The operation of the Fiscal Council, once installed, shall be regulated by Corporate Regulations approved in a proper meeting and shall be filed on the Company headquarters.

CHAPTER V — SHAREHOLDERS’ MEETINGS

Article 28 — The Shareholders’ Meeting called and convened pursuant to the law and these Bylaws is the supreme body for resolving upon all corporate businesses and for taking the resolutions it sees fit, upon a fifteen (15)-day prior notice for the first call and eight (8) for the second call. In the case of a complex matter, the Meeting may be called with a 30-day prior notice under applicable law.

Paragraph 1 - The Shareholders’ Meeting shall convene on an annual basis, in the first four months after the end of the fiscal year, to decide on matters set forth in Article 132 of Law 6404/76.

Paragraph 2 — The Shareholders’ Meeting shall meet on a special basis at any time upon notice of the Board of Directors signed by any of member thereof and also in the events provided for in the law, by notice of shareholders or the Fiscal Council.

Paragraph 3 — The Shareholders’ Meeting shall be presided over by a chairman and the secretary shall be chosen by the shareholders present.

Paragraph 4 — The attorneys-in-fact and shareholders’ representatives may attend the Shareholders’ Meetings upon making available, at the headquarters, no later than three working days before the date scheduled for those plenary meetings, the respective proxies and powers of attorney. Should the shareholder have not provided the powers of attorney and proxies within the time period set forth in these Bylaws, then the shareholder may attend the Meeting, provided he attends the Meeting with the originals of the documents supporting the powers granted thereto.

Paragraph 5 — Besides the matters that are within its competence as provided for in law and in these Bylaws, it shall also be incumbent on the Shareholders’ Meeting to approve:

a) deregistration as a public company with the CVM;

b) delisting from the Novo Mercado segment of BM&FBOVESPA;

c) the choice of the specialized company responsible for determining the economic value of the Company for purposes of the tender offer provisions of Chapters VIII and X of these Bylaws, among the list of three companies indicated by the Board of Directors;

d) stock option plans for management and employees of the Company and of other companies directly or indirectly controlled by the Company, without preemptive rights of the shareholders.

Paragraph 6 - Resolutions on changes or exclusions to Article 33 of these Bylaws shall be taken by the majority of the votes present, while observing the minimum quorum for resolutions equal to or greater than 30% (thirty percent) of the voting stock.

CHAPTER VI — STATUTORY AUDIT COMMITTEE

Article 29 — The Company shall have a Statutory Audit Committee (CAE), an advisory and instruction collegial body directly linked to the Company’s Board of Directors, with the objective of supervising the quality and integrity of the financial reports, the adherence to legal, statutory and regulatory rules, the adequacy of the procedures related to risk management and the activities of the internal and independent auditors.

Paragraph 1 — The CAE shall have its own Internal Regulations, approved by the Board of Directors, that shall, in a detailed fashion, set out its functions as well as its operational procedures, pursuant to the legislation in force and the regulations issued by the capital market and stock exchange regulatory bodies, considering the stock market the Company is listed in.

Paragraph 2 — The CAE shall operate permanently, and will be composed of, at least 3 (three), and at most 5 (five) members, each with a term of office of 5 (five) years, appointed and dismissed by the Board of Directors, all of which shall meet the standards of independence, and of which at least one member shall meet the standards of capacity in corporate accounting set forth in the CAE’s Internal Regulations, the applicable legislation and the rules issued by the capital market and stock exchange regulatory bodies, considering the stock market the Company is listed in. The CAE shall have one Coordinator, whose activities shall be set forth in the CAE’s Internal Regulations.

Paragraph 3 — The participation of the Company’s Executive Officers, or the Executive Officers of the Company’s subsidiaries, controlling companies, affiliates companies or companies under direct or indirect common control, in the CAE is prohibited.

Paragraph 4 — The CAE’s functions shall encompass, but not be limited to, the following:

I — analysis of the financial statements;

II — supervision of the Company’s financial sector;

III — ensuring that the Board of Executive Officers implements a reliable internal control;

IV — ensuring that the internal auditing carries out their role satisfactorily and that the external auditors evaluate, through their own analysis and revision, the Board of Executive Officers’ practices and the internal auditing;

V — setting out, along with the external auditors, the work plan and fee agreement;

VI - recommend to the Board of Directors the appointment, remuneration and replacement of the external auditors; and

VII - interact with the external auditors on matters related to the audit procedure.

Paragraph 5 — The Board of Directors shall define the members’ remuneration, as well as the CAE’s operational budget.

CHAPTER VII — FISCAL YEAR, FINANCIAL STATEMENTS AND PROFITS

Article 30 — The fiscal year shall begin on January 1 and end on December 31 of each year, on which date the corresponding financial statements shall be drawn up pursuant to the legal requirements.

Sole Paragraph — The Company may draw up interim balance sheets at any period during the fiscal year, and these may then be used as a basis on which the Board of Directors shall approve interim dividends as provided for in the Bylaws.

Article 31 — Management shall propose to the Shareholders’ Meeting the allocation of the net income for the fiscal year, which allocation shall be mandatory and successive as follows:

I — five per cent (5%) for the creation of the legal reserve which shall not exceed twenty percent (20%) of the capital stock;

II — the amount corresponding to the creation of contingency reserves;

III — twenty-five per cent (25%), at least, shall be distributed as payment of the mandatory annual dividend to shareholders, calculated pursuant to Article 202 of Law No. 6404 of December 15, 1976;

IV — the remaining balance shall be distributed in accordance with the decision of the Shareholders’ Meeting, as provided for in the law.

Sole Paragraph — The payment of dividends shall be made within a maximum of sixty (60) days as from the date of the Shareholders’ Meeting or the Board of Directors’ meeting approving the payment.

Article 32 — By resolution of the Board of Directors, payment or crediting to the shareholders of interest on equity may be made up to the limit permitted in law pursuant to Article 9 of Law No. 9.249 of December 26, 1995. This amount shall be attributed to the value of the mandatory dividends aforementioned in item III of Article 31 pursuant to applicable law.

CHAPTER VIII — TENDER OFFER IN CASES OF ACQUISITIONS OF A MATERIAL PARTICIPATION

Article 33 — Any Person (as defined in Paragraph 1 below) who subscribes, acquires or in any way becomes a direct or indirect holder in Brazil or elsewhere of a Material Participation (as defined in Paragraph 2 below) in the Company shall, within 60 (sixty) days as of the date of the event that results in holding a Material Participation, conduct a public tender offer for all of the shares issued by the Company (a “Tender Offer”), in observance of the provisions of applicable regulation of the Comissão de Valores Mobiliários — CVM, the regulations of BM&FBOVESPA and the terms of this Article.

Paragraph 1 — For purposes of these Bylaws, “Person” means any person including, without limitation, any natural person or legal entity, investment fund, condominium, portfolio of securities, worldwide rights, or other form of organization, resident, domiciled or headquartered in Brazil or elsewhere, or group of persons linked by voting agreement or that acts together representing the same interests. Examples of persons who act representing the same interests  include those (i) that are directly or indirectly controlled or managed by person belonging to the group of people, (ii) that control or manage in any way person belonging to the group of people, (iii) that are directly or indirectly controlled or managed by any person that directly or indirectly controls or manages person belonging to the group of people, (iv) in which the controller of person belonging to the group of people directly or indirectly holds an interest equal to or more than 25% (twenty-five percent) of the voting stock, (v) in which person belonging to the group of people directly or indirectly holds an interest equal to or more than 25% (twenty five percent) of the voting stock, or (vi) that directly or indirectly hold an interest equal to or more than 25% (twenty-five percent) of the voting stock of the person belonging to the group of people.

Paragraph 2 — For purposes of these Bylaws, “Material Participation” means a number of shares issued by the Company equal to or more than 25% (twenty-five percent) of the total number of shares issued by the Company.

Paragraph 3 — For purposes of these Bylaws, “Controlling Shareholder” means the shareholder or group of shareholders  as defined in the Novo Mercado Rules (Group of Shareholders) that exercise the Controlling Power (as defined in Paragraph 4 below).

Paragraph 4 — For purposes of these Bylaws, the term “Controlling Power” means the power effectively utilized to direct the corporate activities and orient the functioning of the organs of the Company, either directly or indirectly, in fact or by right, regardless of the corporate interest held. There is a presumption relating to holding of the Controlling Power with respect to the person or Group of Shareholders that hold shares that assured them the absolute majority of votes of shareholders present in the last three Shareholders’ Meetings of the Company, even if they do not hold shares that assure them an absolute majority of the voting stock.

Paragraph 5 — The Tender Offer shall be (i) directed without distinctions to all of the Company’s shareholders, (ii) effected in an auction on BM&FBOVESPA, (iii) launched at the price determined in accordance with Paragraph 6 below, and (iv) paid in cash in national currency against purchase in the Tender Offer of the shares issued by the Company.

Paragraph 6 — The price of the acquisition in the Tender Offer for each share issued by the Company shall be the higher of the following amounts:

(a) Economic Value obtained from an economic-financial appraisal report of the Company prepared by an institution or company specialized and with proven experience in evaluating publicly held companies, chosen by the Shareholders’ Meeting, after presentation by the Board of Directors or a list of three possibilities, observing the provisions of Paragraph 1 of Article 41;

(b) Value of the Share plus a Premium of 50% (fifty percent) applied to such value. For purposes of these Bylaws, “Value of the Share” corresponds to the higher value between: (i) the highest unit price for shares issued by the Company during the 12-month period prior to the Tender Offer on any stock exchange on which the shares of the Company are traded, and (ii) the unit price of the last issuance of shares of the Company within 12 months prior to the date of the Tender Offer, corrected by the reference rate of SELIC from the date of such issuance to the date of presentation of the Tender Offer.

Paragraph 7 — The realization of the Tender Offer mentioned in the main clause of this Article shall not exclude the possibility of a third party making a concurrent Tender Offer under the terms of applicable regulation.

Paragraph 8 — The Person shall be obligated to comply with the requests or demands of the Comissão de Valores Mobiliários — CVM relating to the Tender Offer within the timeframes provided for in applicable regulation.

Paragraph 9 — If the Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum timeframes for (i) realizing the Tender Offer, or (ii) attending to any requests or demands from the CVM, the Company’s Board of Directors will convene a Special Shareholders’ Meeting, in which the Person may not vote, to resolve the suspension of the exercise of the rights of the Person who did not comply with any obligation imposed by this Article, in accordance with the provisions of article 120 of Law no. 6.404 of December 15, 1976.

Paragraph 10 — Any Person that acquires or becomes the owner, in Brazil or elsewhere, of other rights, including usufruct or trust, over shares issued by the Company that result in such Person holding a Material Participation shall be equally obligated to, within 60 (sixty) days as of the event that resulted in holding a Material Participation, conduct a Tender Offer under the terms described in this Article 33.

Paragraph 11 — The obligations included in article 254-A of Law no. 6.404/76 and Articles 35, 36 and 37 of these Bylaws exclude compliance by the Person holding a Material Participation from the obligations included in this Article.

Paragraph 12 — The provisions of this Article 33 shall not apply if a person becomes a holder of a Material Participation by virtue of (i) the merger by the Company of another company, (ii) the merger by the Company of the shares issued by another company or (iii) the subscription of shares issued by the Company realized in a single primary issuance approved at a Meeting of Shareholders of the Company called by the Board of Directors with the purpose of increasing the capital where the share price is determined based on Economic Value.

Paragraph 13 — If the CVM regulation applicable to the Tender Offer requires adopting a criterion for calculating the price of the acquisition of each share issued by the Company that results in a price higher than as determined pursuant to Paragraph 6 above, the price as determined by the CVM criterion shall prevail in the execution of the Tender Offer.

Article 34 — Any Person that holds Shares in Circulation of the Company, in an amount greater than 10% (ten percent) of all shares issued by the Company, and that wants to purchase more shares issued by the Company (a “New Acquisition”), shall be obligated before each such New Acquisition to notify the Company in writing, of its intention, at least three (3) business days prior to the anticipated date of the New Acquisition.

Paragraph 1 — For purposes of this Article, “Shares in Circulation” means all shares issued by the Company except those (i) owned directly or indirectly by the Controlling Shareholder (as defined in Paragraph 3 of Article 33) or by other persons linked to the Controlling Shareholder; (ii) in the Company’s treasury; (iii) held by companies controlled by the Company; and (iv) owned directly or indirectly by officers of the Company.

Paragraph 2 — If the Person does not comply with the obligations imposed by this Article, the provisions of Article 33, Paragraph 9 above shall apply.

CHAPTER IX — CHANGE OF CONTROL

Article 35 — A Change of Control of the Company, whether through a single transaction or a series of transactions, shall be contracted under a dissolving condition or condition precedent, such that the party acquiring Power of Control obligated to make a tender offer to acquire the shares of the Company that the other shareholders own, observing the conditions and timeframes established in applicable legislation and the Novo Mercado Listing Regulation, to assure them equal treatment to the selling Controlling Shareholder.

Paragraph 1 — For purposes of these Bylaws, “Change of Control of the Company” means the transfer to a third party for consideration of the Control Shares.

Paragraph 2 — For purposes of these Bylaws, “Control Shares” means the shares that assure, directly or indirectly, to the holder(s) thereof, the individual or shared exercise of the Controlling Control of the Company as defined in Paragraph 4 of Article 33 of these Bylaws.

Article 36 - The tender offer referred to in the previous Article also shall be realized:

I — in cases in which there is an onerous assignment of rights to subscribe for shares and other securities or rights related to securities convertible into shares, resulting in a Sale of Control of the Company; and

II — in case of change of control of a company that holds the Controlling Power of the Company, in which case, the seller of  Power of Control of the Company shall be obligated to declare to BM&FBOVESPA the amount attributed to the Company in that transfer and annex documentary evidence of that amount.

Sole Paragraph — The tender offer obligation established in this Article shall not apply when, in any corporate restructuring of the shareholders who exercise the Power of Control of the Company, any existing shareholder ceases to be a direct controlling shareholder, but the Controlling Power of the Company remains in the hands of the Economic Group to which such shareholder is a part, and this continues to exercise the Controlling Power, even if indirectly. For purposes of this Article, an Economic Group is the companies that control or that directly or indirectly are controlled by the shareholding control of such shareholder.

Article 37 — That person that by means of a share purchase agreement with the Controlling Shareholder of the Company, involving any number of shares, to acquire the Controlling Power of the Company, shall be obligated to:

I — make the public tender offer referred to in Article 35 of these Bylaws; and

II — pay, in the terms below, the amount equivalent to the difference between the public offering price and the amount paid per share eventually acquired on the stock exchange during the six (6) months prior to the date of the acquisition of the Power of Control, duly updated up to the date of payment. Referred amount should be distributed among all the people who sold shares of the Company at the trading sessions, where the buyer made the acquisitions, in proportion to the net balance of the sales of each share, competing to the BM&FBOVESPA to operate the distribution, as per its Rules.

Article 38 - The Company shall not register any transfer of shares to the acquirer of the Controlling Power, or for those who come to hold the Controlling Power, if these do not sign the Instrument of Consent of the Controllers, as established in the Novo Mercado Listing Regulation. The Company also shall not register any shareholders agreement that provides for the exercise of the Controlling Power if the signatories do not subscribe to the Instrument of Consent of the Controllers.

CHAPTER X — DEREGISTERING AS A PUBLIC COMPANY AND DELISTING FROM THE NOVO MERCADO

Article 39 — A public tender offer by the shareholder or group of shareholders who hold the Controlling Power or by the Company to deregister as a public company, the minimum price to be offered shall correspond to the economic value calculated in an appraisal report (“Economic Value”), in compliance with the applicable laws and regulations.

Article 40 — If the shareholders gathered at a Special Shareholders’ Meeting resolve to delist the Company from the Novo Mercado or if such delisting results from a corporate restructuring in which the securities issued by the company resulting from such restructuring are not admitted for trading on the Novo Mercado, within 120 (one hundred twenty) days from the date of the general meeting which approved the transaction the shareholder or group of shareholders holding the Controlling Power of the Company shall make the public tender offer, and the minimum price to be offered shall correspond to the Economic Value calculated in an appraisal report, in compliance with the applicable laws and regulations.

Article 41 — The appraisal report referred to in Articles 39 and 40 of these Bylaws shall be prepared by a specialized institution or company with proven experience and independent of the power of decision of the Company, its officers and Controlling Shareholder(s), and the report shall also satisfy the conditions of Paragraphs 1 and 6 of article 8 of Law no. 6.404/76.

Paragraph 1 — The choice of the specialized institution or company responsible for determining the Economic Value of the Company is within the exclusive competence of the Shareholders’ Meeting, after presentation by the Board of Directors of the list of three possibilities, and the respective resolution, not counting blank votes, shall made by the majority of the votes of the shareholders representing the Shares in Circulation present at such Shareholders’ Meeting, which, if installed on first call, shall have the presence of shareholders representing at least 20% (twenty percent) of all the Shares in Circulation, or if installed on second call, may have the presence of any number of shareholders holding Shares in Circulation.

Paragraph 2 — The costs of preparing the appraisal report shall be borne entirely by the offering party in the tender offer.

Article 42 — In cases of no controlling shareholder: (i) if deregistering as a publicly held company is approved at a Shareholders’ Meeting, the public tender offer in accordance with the provisions of article 40, in which case, the Company may only purchase shares held by shareholders who voted in favor of such deregistration after having purchased the shares of the other shareholders that did not vote in favor of deregistering and that accepted such offer; and (ii) if delisting from the Novo Mercado is approved at a Shareholders’ Meeting, either to register for trading the securities outside the Novo Mercado, or in connection with a corporate restructuring as provided for in Article 40 of these Bylaws, the exit is conditioned to the implementation of the public tender offer in the same conditions provided in the article 40 above.

Paragraph 1 —Such general meeting shall define the person(s) responsible(s) for presenting the public tender offer, which, at this meeting, must assume expressly the obligation to present the offer.

Paragraph 2 — In case of absence of the definition of those responsible for presenting the public tender offer, in case of a corporate reorganization transaction, in which the resulting company does not have its securities admitted for trading in the Novo Mercado, it will be incumbent upon the shareholders who voted in favor of the corporate reorganization to present the referred offer.

Article 43 — The delisting of the Company of the Novo Mercado in violation of the obligations provided in the Novo Mercado Rules is conditioned upon the  presentation of the public tender offer by, at least, by the economic value of the shares, to be determined in an appraisal report, in compliance with the applicable laws and regulations.

Paragraph 1 — The Controlling Shareholder must present the public tender offer under the head section of this article.

Paragraph 2 — In the case of no Controlling Shareholder and the delisting of the Novo Mercado referred in the head section of this Article result from the resolution of the General Meeting, the shareholders that voted in favor of the resolution which implied the respective non-compliance must execute the public tender offer provided in the main section.

Paragraph 3 — In the absence of Controlling Shareholder and the delisting of the Novo Mercado referred in the head section of this Article results from act or fact of the management, the Administrators of the Company shall convene a shareholders general meeting whose agenda will be the on how to remedy the non compliance with the obligations of the Novo Mercado or, as the case may be, to resolve on delisting from the Novo Mercado listing segment.

Paragraph 4- Should the shareholders general meeting referred to in paragraph 3 above approve the delisting of the Company from Novo Mercado listing segment, such general meeting shall define the responsible for carrying out the public tender offer referred to in the head of this Article, who shall undertake the obligation to carry out the offer.

Article 44 — In the absence of Controlling Shareholder, if BM&FBOVESPA determines that the prices of securities issued by the Company be published apart or that the securities issued by the Company be suspended from trading on the Novo Mercado because of non-compliance with the obligations included in the Novo Mercado Listing Regulation by act or fact of the management, the Chairman of the Board of Directors shall convene, within two (2) days (including only days when newspapers ordinarily used by the Company are circulated) of such determination a Special Shareholders’ Meeting to remedy the breach of the obligations contained in the Novo Mercado Regulation or, if necessary by deliberate to replace the entire Board of Directors with the delisting of the Company from the Novo Mercado.

Paragraph 1 — If the Extraordinary General Meeting mentioned in the main section of this article deliberate the delisting of the Company of the Novo Mercado, the referred general meeting may define the responsible(s) for the presentation of the public tender offer provided in the main section, which, present at the meeting, must assume expressly the obligation to present the offer.

Paragraph 2 — If the Special Shareholders’ Meeting referred to in the main clause of this Article is not convened by the Chairman of the Board of Directors in the time established, such Meeting may be convened by any shareholder of the Company, according to the terms and conditions of Article 123, sole paragraph, letters “b” e “c” of Law n 6,404/76.

CHAPTER XI — SHAREHOLDERS’ AGREEMENT

Article 45 — The shareholders’ agreements, with respect to the matters mentioned in Article 118, of Law 6.404 of December 15, 1976, as well as any other matters, shall be complied with by the Company, once these have been filed at the corporate registered offices.

Sole Paragraph — The obligations or encumbrances resulting from these agreements shall be extensive to third parties after annotation in the appropriate registers of the custodian appointed by the Company.

CHAPTER XII — LIQUIDATION

Article 46 — The Company shall be liquidated in the events provided for in the law, whereupon it shall be incumbent on the Shareholders’ Meeting to determine the form of liquidation, electing the liquidators and the members of the Fiscal Committee, which shall operate on a mandatory basis during the liquidation period.

CHAPTER XIII — ARBITRATION

Article 47 — The Company, its shareholders, directors, and the members of the Fiscal Council agree to resolve by arbitration, before the Market Chamber of Arbitration, any and all disputes or disagreements that may arise among them, related to or deriving from, especially, the application, validity, effectiveness, interpretation, violation and its effects, of the dispositions of Law no. 6.404 of December 15, 1976, in these Bylaws, the rules promulgated by the National Monetary Council (Conselho Monetário Nacional), the Brazilian Central Bank and by the Brazilian Securities Commission - CVM, as well at other rules applicable to the working of the capital market in general, beyond of those constant of the Novo Mercado Listing Regulation, of the Contract to Participate in the Novo Mercado, the rules of arbitration of the Market Chamber of Arbitration (Câmara de Arbitragem do Mercado) and the Rules of Sanctions.

CHAPTER XIV — MISCELLANEOUS

Article 48 - The provisions of Article 33 of these Bylaws shall not apply to the shareholders that, at April 30, 2009, held 25% (twenty-five percent) or more of the total number of shares issued by the Company and to their successors, including and especially to the Company’s shareholders signatories to the Shareholders’ Agreement dated October 29, 2009 and filed at the Company’s headquarters.

Article 49 — Cases omitted from these Bylaws shall be resolved by the Shareholders’ Meeting and regulated in accordance with Law no. 6.404 of December 15, 1976, observing the provisions of the Novo Mercado Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2013

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO